As filed with the Securities and Exchange Commission on March 20, 2026

Registration No. 333-294225

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

Form F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

TURBOGEN LTD.

(Exact name of registrant as specified in its charter)

State of Israel	4931	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Yaron Gilboa Chief Executive Officer 22 Efal Street, Kiryat Aryeh, Petah Tikva 4951122 Israel Tel: +972-3-579-5452	Puglisi & Associates 850 Library Ave., Suite 204 Newark, DE 19711 Tel: (302) 738-6680
(Address, including zip code, and telephone number,	(Name, address, including zip code, and telephone
including area code, of registrant’s principal executive offices)	number, including area code, of agent for service)

Copies to:

Oded Har-Even, Esq. Eric Victorson, Esq.	Reut Alfiah, Adv. Gal Cohen, Adv.
Sullivan & Worcester LLP 1251 Avenue of the Americas New York, NY 10020 Tel: (212) 660-3000	Sullivan & Worcester Tel-Aviv (Har-Even & Co.) HaArba’a Towers 28 HaArba’a St. North Tower, 35th Floor Tel-Aviv, Israel 6473925 Tel: +972-74-758-0480

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the Registration Statement on Form F-1 (File No. 333-294225) (the “Registration Statement”) of TurboGen Ltd. is being filed solely for the purpose of filing Exhibits 10.13, 10.14 and 10.15 to the Registration Statement. Accordingly, this Amendment consists of the facing page, this explanatory note, Part II of the Registration Statement (including the signature page and the exhibits index) and the filed exhibits only. The prospectus, constituting Part I of the Registration Statement, is unchanged and has therefore been omitted.

1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors, Officers and Employees

Indemnification

The Companies Law, and the Israeli Securities Law, 5728-1968, or the Securities Law, provide that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its Articles of Association include a provision authorizing such indemnification:

●	A financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court;

●	Reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (b) in connection with a monetary sanction;

●	Reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court; (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceeding of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent; and

●	Expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited and shall detail the following foreseen events and amount or criterion:

●	To events that in the opinion of the board of directors can be foreseen based on the company’s activities at the time that the undertaking to indemnify is made; and

●	In amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

We have entered into indemnification agreements with all of our directors and with all members of our senior management. Each such indemnification agreement provides the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance.

Exemption

Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exemption is included in its articles of association. Our Articles of Association provide that we may exempt, in whole or in part, any office holder from liability to us for damages caused to the company as a result of a breach of his or her duty of care, but prohibit an exemption from liability arising from a company’s transaction in which our controlling shareholder or officer has a personal interest. Subject to the aforesaid limitations, under the indemnification agreements, we exempt and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Companies Law provides that our Company may not exempt or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exemption) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, exemption, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders.

Our Articles of Association permit us to exempt (subject to the aforesaid limitation), indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

Item 7. Recent Sales of Unregistered Securities

Set forth below are the sales of all securities by us in the last three years since December 2022 which were not registered under the Securities Act. We believe that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.

In December 2022, we issued convertible loans to Mr. Alex Katz and Mr. Yoav Sharon in the amounts of NIS 3.5 million (approximately $1,032 thousand) and NIS 1.0 million (approximately $295 thousand), respectively, together with 250,000 warrants to Mr. Katz and 71,429 warrants to Mr. Sharon, each exercisable until December 1, 2024.

In February 2023, we issued a convertible loan to Mr. Zohar Rappaport in the amount of NIS 1.0 million (approximately $273 thousand), pursuant to a broader loan framework of up to NIS 2.5 million, and 71,429 warrants exercisable until February 26, 2025.

In April 2023, we issued a convertible loan to Ms. Maayan Zvi in the amount of NIS 1.0 million (approximately $273 thousand), together with 71,429 warrants exercisable until October 3, 2024. In May 2023, we issued a convertible loan to Mr. Pinhas Hertz in the amount of NIS 1.0 million (approximately $273 thousand), together with 71,429 warrants exercisable until May 3, 2025.

In July 2023, we issued an additional convertible loan of NIS 4.0 million (approximately $1,079 thousand) to a lender group consisting of Messrs. Alex Katz, Eliot Tannenbaum, Dov Tannenbaum, and David Binyamin Greenberg, together with 285,714 warrants exercisable until July 2, 2025.

On February 14, 2024, we issued 262,064 Ordinary Shares for total gross proceeds of approximately $447 thousand.

In May 2024, we issued a convertible loan in the aggregate amount of NIS 2.0 million (approximately $535 thousand) to Messrs. Offer Eitan, Moshe Danino, Micha Pegasus, and Tal Levinson, together with 142,857 warrants exercisable until May 19, 2026.

In July 2024, we converted loans from Messrs. Sharon and Hertz in the aggregate amount of approximately $649 thousand into 367,738 Ordinary Shares, adjusted the exercise price of 142,858 outstanding warrants to NIS 7.68 (approximately $2.10) per warrant, and issued 180,000 additional warrants at an exercise price of NIS 10.50 (approximately $2.90) per warrant.

In September 2024, we converted loans from Messrs. Pegasus and Levinson in the aggregate amount of approximately $102 thousand into 110,320 Ordinary Shares and adjusted the exercise price of 32,142 outstanding warrants to NIS 7.68 (approximately $2.10) per warrant.

On October 22, 2024, we issued 167,173 Ordinary Shares to Amalul Investments Ltd. for total gross proceeds of $291 thousand, together with 167,173 warrants at an exercise price of NIS 7.68 (approximately $2.11) per share and 334,346 warrants at an exercise price of NIS 10.50 (approximately $2.89) per share, exercisable until March 21, 2026.

On December 8, 2024, we issued 60,790 Ordinary Shares to Flash Projects K.E. Ltd. for total gross proceeds of $112 thousand, together with 60,790 warrants at an exercise price of NIS 7.68 (approximately $2.11) per share and 110,265 warrants at an exercise price of NIS 10.50 (approximately $2.89) per share, exercisable until May 7, 2026.

On December 21, 2024, we issued 135,597 Ordinary Shares to Ms. Vivian Trau for total gross proceeds of $249 thousand, together with 135,598 warrants at an exercise price of NIS 10.50 (approximately $2.89) per share, exercisable until May 20, 2026.

In December 2024, we converted loans from Messrs. Eitan and Danino in the aggregate amount of approximately $383 thousand into 566,990 Ordinary Shares and revised the exercise prices of certain outstanding warrants to NIS 3.73 (approximately $1.00) and NIS 4.51 (approximately $1.20) per warrant, respectively.

In February 2025, Mr. Rappaport provided an additional loan of $211 thousand and assigned his remaining right to provide an additional loan of approximately $211 thousand to Mr. Hertz.

In March 2025, we issued 74,627 Ordinary Shares and 74,627 warrants to Mr. Katz, at an exercise price of NIS 10.50 (approximately $2.90) per share, for total gross proceeds of $140 thousand.

On April 6, 2025, we issued 1,118,163 Ordinary Shares to A.I. Azimuth Capital, Limited Partnership for total gross proceeds of $2.9 million, and issued to Flash an additional 78,252 Ordinary Shares and 350,000 warrants as consideration for transaction services.

On May 13, 2025, we issued 480,000 Ordinary Shares for total gross proceeds of $2.0 million, together with warrants to purchase up to 200,000 Ordinary Shares at an exercise price of NIS 18.00 (approximately $5.35) per share and up to 160,000 Ordinary Shares at an exercise price of NIS 22.50 (approximately $6.70) per share, exercisable until November 6, 2026, and subject to anti-dilution adjustments if subsequent financings occur below NIS 9.42 (approximately $2.80) per share.

On December 3, 2025, we issued 595,744 Ordinary Shares at a conversion price of NIS 6.58 (approximately $1.80) per share, subject to further adjustment, and up to 750,000 share rights contingent on future regulatory outcomes, pursuant to a settlement and conversion agreement entered into in October 2025 with Mr. Rappaport, Ms. Zvi, and certain assignees.

On December 8, 2025, we converted loans from Anglo Turbo Limited Partnership, in the aggregate amount of approximately $435 thousand into 136,450 Ordinary Shares at a conversion price of NIS 11.50 (approximately $3.19) per share.

On December 23, 2025, we issued 27,200 Ordinary Shares to a service provider, and 45,000 options to purchase 45,000 Ordinary Shares to another service provider. The options vested immediately and have an exercise price of NIS 10.50 (approximately $3.11) per share. We also issued 12,500 options to purchase 12,500 Ordinary Shares to another service provider. The shares vest over a two-year period and have an exercise price of NIS 0.30 (approximately $0.09) per share.

Item 8. Exhibits and Financial Statement Schedules

Exhibits:

Exhibit Number	Exhibit Description
3.1**	Amended and Restated Articles of Association of TurboGen Ltd.
5.1**	Opinion of Sullivan & Worcester Tel Aviv (Har-Even & Co.), Israeli counsel to TurboGen Ltd.
10.1**	Form of Indemnification Agreement
10.2**	Securities Purchase Agreement, dated as of August 23, 2025, by and between the Company and the purchaser named therein.
10.3**	English translation of Loan Agreement, dated as of December 1, 2022, by and between the Company and Alex Katz (“Katz Loan Agreement”)
10.4**	English translation of Loan Agreement, dated as of July 2, 2023, by and between the Company and Alex Katz (“Second Katz Loan Agreement”)
10.5**	English translation of Share and Options Issuance Agreement, dated as of December 25, 2024, by and between the Company and Alex Katz (“Katz Conversion Agreement”).
10.6**	English translation of Warrant Issuance Agreement, dated as of December 31, 2024, by and between the Company and the holders of the warrants named therein (“Tannenbaum Conversion Agreement”)
10.7**	English translation of Exercise and Registration Rights Agreement, dated as of August 21, 2025, by and between the Company and Alex Katz (“Katz Warrant Inducement Agreement”).
10.8**	English translation of Exercise and Registration Rights Agreement, dated as of August 21, 2025, by and between the Company and the holders of the warrants named therein (“Tannenbaum Warrant Inducement Agreement”).
10.9**	English translation of Convertible Loan Conversion Arrangement, dated as of October 22, 2025, by and between the Company and the parties named therein (“Settlement Agreement”).
10.10**	English translation of Intellectual Property License Agreement, dated as of January 1, 2018, by and between the Company and Rafael Advanced Defense Systems Ltd.
10.11**	TurboGen Ltd. 2020 Share Incentive Plan
10.12**	Compensation Policy
10.13*

English translation of Investment and Share Allocation Agreement, dated as of January 1, 2018, by and between the Company, Anglo Turbo Limited Partnership, A.I.H Paris Holdings Ltd., Kar Eco Holdings Ltd., and R-Jet Engineering Ltd.

10.14*	English translation of Amendment No. 1 to the Investment and Share Allocation Agreement, dated as of February 7, 2018, by and between the Company, Anglo Turbo Limited Partnership, A.I.H Paris Holdings Ltd., Kar Eco Holdings Ltd., and R-Jet Engineering Ltd.
10.15*	English translation of Amendment No. 2 to the Investment and Share Allocation Agreement, dated as of October 9, 2018, by and between the Company and R-Jet Engineering Ltd.
23.1**	Consent of Brightman Almagor Zohar & Co, a firm in the Deloitte Global Network, independent registered public accounting firm.
23.2**	Consent of Sullivan & Worcester Tel Aviv (Har-Even & Co.) (included in Exhibit 5.1)
24.1**	Power of Attorney (included in signature pages of Registration Statement)
99.1**	Representation Pursuant to Item 8.A of Form 20-F
107**	Calculation of Registration Fee Table

*	Filed herewith.

**	Previously filed

Financial Statement Schedules:

All financial statement schedules have been omitted because either they are not required, are not applicable or the information required therein is otherwise set forth in the Company’s financial statements and related notes thereto.

Item 9. Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)	That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6)	That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this amendment to the registration statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Petah Tikva, Israel on March 20, 2026.

TURBOGEN LTD.

By:	/s/ Yaron Gilboa
Yaron Gilboa
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement on Form F-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Yaron Gilboa	Chief Executive Officer, President, Director	March 20, 2026
Yaron Gilboa	(Principal Executive Officer)

/s/ Neta Zruya Hashai	Chief Financial Officer	March 20, 2026
Neta Zruya Hashai	(Principal Financial and Accounting Officer)

*	Chairman of the Board of Directors	March 20, 2026
Itzhak Natan Even Ari

*	Director	March 20, 2026
Dov Fridman

*	Director	March 20, 2026
David Deri

*	Director	March 20, 2026
Ziv Gafni

*	Director	March 20, 2026
Eli Zooker

*	Director	March 20, 2026
Idan Ben Shitrit

*	Director	March 20, 2026
Ethy Levy

*	Director	March 20, 2026
Alex Katz

*By	/s/ Yaron Gilboa
Yaron Gilboa
Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, Puglisi & Associates, the duly authorized representative in the United States of TurboGen Ltd., has signed this registration statement on March 20, 2026.

Puglisi & Associates

By:	/s/ Donald J. Puglisi
Donald J. Puglisi
Managing Director